12

04035240

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CML Microsystems PLC

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUL 06 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3176

FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/6/04

ML Microsystems Plc -
ile No. ~~82-33176~~ 82-3176

CML
Microsystems
Plc

Microsystems Plc

REPORT AND ACCOUNTS

2004

ARIS
3-31-04

Contents

The Year AT A GLANCE

	2004 £'000	2003 £'000
Turnover	16,322	12,387
Profit/(Loss) before tax (excluding exceptional item)	192	(322)
Shareholders' Funds	16,692	19,440
(Loss)/Earnings per Share	(5.28)p	0.53p
Dividend per Share	10.5p	10.5p

Summary OF OPERATIONS

CML Microsystems Plc was founded in 1968. In February 1984 its shares were admitted to the Unlisted Securities Market and in July 1996 its shares were admitted to the Official List of the London Stock Exchange.

The Group currently consists of eight trading subsidiaries: CML Microcircuits (UK) Limited, CML Microcircuits (USA) Inc., CML Microcircuits (Singapore) Pte Ltd, Integrated Micro Systems Limited, Applied Technology (UK) Ltd., Hyperstone AG and Hyperstone Inc. who form the semiconductor division which designs, manufactures and sells monolithic and other miniature electronic devices used in communication systems and Radio Data Technology Limited who design and produce data-communication equipment.

The Group's trading operations are located at Maldon, Witham, Rochester and Shepton Mallet in the UK, Konstanz in Germany, Winston-Salem, North Carolina in the USA, Singapore, Taipei in Taiwan and Shanghai in China.

Five Year SUMMARY

1 Turnover



£19,751,447
£21,719,181
£16,246,990
£12,387,140
£16,321,691
2000
2001
2002
2003
2004

2 Profit/(loss) before tax and exceptional items



£2,135,655
£5,324,383
£2,100,977
(£322,461)
£191,502
2000
2001
2002
2003
2004

3 Basic Earnings/(Loss) per Share



10.73p
26.28p
12.51p
0.53p
(5.28)p
2000
2001
2002
2003
2004

4 Shareholders' Net Assets per Share



122.11p
139.50p
141.31p
132.97p
112.77p
2000
2001
2002
2003
2004

Directors AND ADVISORS

George William Gurry
Aged 72, is Group Executive Chairman. He is a founder of the Company.

Nigel Graham Clark
Aged 50, joined the Group in August 1980. He was appointed Company Secretary in December 1983 and Group Financial Director in December 1985.

George James Bates
Aged 57, joined the Group in November 1971. He was appointed Group Director of Engineering in May 1994.

Christopher Arthur Gurry
Aged 40, joined the Group in 1994. He was appointed to the board in April 2000 as Business Development Director.

Ronald Jacob Shashoua
Aged 70, joined the Group as a Non-Executive Director in June 1996. Formerly of Casson Beckman, Chartered Accountants, Mr Shashoua was a corporate finance specialist partner and also held a number of management positions within the partnership, including Chief Executive.

Registered Office
Oval Park
Langford
Maldon
Essex CM9 6WG

ADR Depositary
The Bank of New York
ADR Division 22nd Floor
101 Barclay Street
New York NY 10286 USA

Registrars and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Auditors
Baker Tilly
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

Stockbrokers
Evolution Beeson Gregory Limited
100 Wood Street
London EC2V 7AN

Solicitors
Kidd Rapinet
14 & 15 Craven Street
London WC2N 5AD

Womble Carlyle Sandridge & Rice
200 West Second Street
Winston-Salem
North Carolina
USA

Financial Public Relations
Binns & Co Public Relations Ltd.
9th Floor
City Point
1 Ropemaker Street
London EC2Y 9HT

Bankers
Barclays Bank Plc
9 High Street
Colchester
Essex CO1 1DD

Chairman's STATEMENT

I am pleased to report on the results for the latest full year ending 31 March 2004, which show that the improved trading performance indicated by the group figures at the half-year was maintained through the second half.

As the results show, the total year on year group turnover rose by 31% to £16.322m with most of this improvement attributable to the sales contribution of Hyperstone. Sales for the other group operations were £12.554m, which showed marginal improvements on the prior year (2003: £12.387m).

Healthy gains were recorded for sales into Far East markets during the year, with good penetration into domestic telecommunication applications in China achieved through the group's telecom products.

A similar improvement was posted for sales into the US market place, in this case led entirely by sales of Hyperstone programmable platform devices, but it should be noted that approximately one half of this posted gain resulted from a non-recurring adjustment to a customer contract.

Although sales into the other group market territories did not move ahead as firmly, improvements were achieved in a number of cases, signalling a welcome halt to the downward trend in sales that has characterised most territories during the two preceding years.

Excluding exceptional goodwill written off, the group can report a modestly profitable outcome to the year just ended, and it can be seen that underlying operating results were positive in the case of both the continuing group operations and for the acquired Hyperstone business. Operating profit for the continuing businesses was £79,093 against an operating loss in 2003 of £578,496. Hyperstone AG made an operating profit (pre the write off of goodwill) of £107,928. Other operating income is solely rental of properties that are included in investment properties within the balance sheet.

With the declining rates of interest being achieved and the reduction in cash reserves coupled with the borrowings for the acquisition of Hyperstone, net interest earnings fell to £4,481 (2003: £256,035).

I am pleased that prior to the exceptional goodwill written off a profit before taxation of £191,502 was achieved against the loss of £322,461 in 2003. The Group has again also benefited from the R & D Tax Credit legislation giving a positive tax charge and reducing the overall loss for the year.

Net cash fell to £3.867m (2003: £9.599m) due to the acquisition of Hyperstone, payment of the dividend and movement in the US Dollar. Aside from these issues, Group cash flow was neutral.

In recommending an unchanged dividend of 10.5p your Directors are reflecting their confidence in your Company's future. Subject to shareholder approval, this dividend will be paid on 30th July 2004 to shareholders registered on 2nd July 2004.

R&D expenditure during the year of £2.8m (2003: £2.3m) amounted to an increase of 23% and reflects a commitment to developing core silicon platforms and strategic building blocks that will enable the Group to respond to market opportunities more rapidly and efficiently.

Progress within the Group's historic market sectors was mixed during the year. The sale of products into the Wireline Telecommunication sector increased year-on-year, largely as a result of new customer penetration for Payphone and Wireless Local Loop applications in the Far East.

Sales into Two Way Radio applications reduced as a result of the Group's prior decision to stop actively pursuing the low-margin, low feature-set Family Radio markets and shift the emphasis towards new products targeted at the medium to high tier radio markets. These products have received a favourable introduction to the market and sales are expected to increase during the current financial year. The level of sales for products into Wireless Data applications was flat during the year.

The acquisition of Hyperstone AG in July last year was in keeping with the Group's strategy to expand the number of addressable markets beyond historic levels. As a result, the Group has entered the Memory Card Controller market by offering a range of standard semiconductor products that comply with worldwide memory card formats including MultiMedia (MMC) and Secure Digital (SD). Sales into these applications during the year came mainly from the Far East but opportunities uncovered in Europe and the USA are expected to add meaningful revenues during the coming year.

Programmable Platform devices from Hyperstone open up a range of market areas to the Group but during the year most revenues in this category came from Digital Still Camera and Digital Video Recorder applications.

The integration of the Hyperstone operation is proceeding according to plan and leveraging the Group's historic routes to market is a key factor in the rapid penetration of new territories. Exploitation of Hyperstone's core technology along with existing analogue semiconductor design skills will enable the development of products with higher levels of performance and integration for market areas beyond those already mentioned.

The last two years have presented difficult trading conditions in key market areas but it does appear that, subject to unforeseen circumstances, we are turning the corner. During these difficult times, the Board's commitment to the execution of an agreed strategy and the opportunities that this presents leads me to feel confident in your Company's materially stronger future performance.

In closing, I would like to recognise the efforts of the employees who continue to contribute vitally to the success of the Company. On behalf of your Directors, I would like to extend sincere thanks to each and every one of them for their loyal support and dedication throughout the year.

G W Gurry

Chairman

The directors submit their Report and Group financial statements for the year ended 31st March 2004.

Statement of Directors' Responsibilities in respect of the Financial Statements
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

a) select suitable accounting policies and apply them consistently;
b) make estimates and judgements which are reasonable and prudent;
c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Principal Activities
The Group designs, manufactures and markets a range of electronic products for use in the communications industries.

Business Review and Future Developments
Business review details and an indication of likely future developments are contained in the Chairman's Statement on page 4.

Results
The results for the year are set out in the Group profit and loss account on page 14. The Group's pre-tax losses were £979,266 (2003 pre-tax losses - £322,461) and the loss attributable to Ordinary shareholders was £774,840 (2003 profit - £77,150).

Dividends
The directors propose a dividend of £1,554,143 for the year (2003 - £1,535,428) payable on 30th July 2004. This is equivalent to 10.5p per 5p Ordinary share (2003 - 10.5p per 5p Ordinary share).

Research and Development
The Group actively reviews developments in its markets with a view to taking advantage of the opportunities available to maintain and improve its competitive position.

Directors and their Interests
The directors of the Company at 31st March 2004, all of whom have served throughout the year unless otherwise stated, together with their beneficial interests in the shares of the Company were:

	Ordinary Shares of 5p each	
	31st March 2004	31st March 2003
G.W. Gurry	4,382,182	4,382,182
N.G. Clark	109,135	102,147
G.J. Bates	44,409	44,409
C.A. Gurry	405,061	405,061
R.J. Shashoua	64,371	64,371

The above interests in the ordinary share capital of the Company are beneficial other than Mr G. W. Gurry's holding which includes 1,700,000 (2003 - 1,400,000) shares held by him as trustee in a non-beneficial capacity. Details of the directors' interests in options granted over ordinary shares are disclosed in the Directors' Remuneration Report. There have been no changes in the directors' interests in shares or share options between 1st April 2004 and 8th June 2004.
There are no contracts of significance in which the directors have an interest.

Substantial Shareholdings

Other than the directors' interests shown on page 6 the Company has been advised of the following substantial holdings as at 8th June 2004:

Liontrust Asset Management Plc	14.86%
M & G Investment Management Ltd.	5.84%
Eaglet Investment Trust Plc	3.52%
Universities Superannuation Scheme Ltd.	3.31%

Payment of Creditors

It is the Company's policy to negotiate payment terms with its suppliers in all sectors and to ensure that they know the terms on which payment will take place when the business is agreed. It is our policy to abide by these terms. The Company has no trade creditors outstanding at the end of the financial year and therefore the Company's practice in respect of the year with regard to its payment of creditors, as defined by the Companies Act 1985, has been zero days.

Annual General Meeting

The notice of the Annual General Meeting sets forth resolutions for the customary Ordinary Business and also Special Business comprising one Ordinary Resolution and one Special Resolution relating to the following matters:

Ordinary Resolution

The renewal of the authority granted at the Annual General Meeting of the Company held on 30th July 2003 for the Company to purchase its own shares.

Special Resolution

The renewal of the authority granted at the Annual General Meeting of the Company held on 30th July 2003 for the directors to allot shares free of statutory pre-emption rights up to a nominal amount of £36,500.

Disabled Employees

The Company makes every reasonable effort to ensure that disabled employees receive equal opportunities and are not discriminated against on the grounds of their disability.

Employee Involvement

The Company encourages employees to participate directly in the success of the business through a free flow of information and ideas.

Auditors

A resolution to re-appoint Baker Tilly, Chartered Accountants, auditors of the Company, will be put to the members at the Annual General Meeting.

By order of the Board
N.G. Clark
Secretary; 17th June 2004

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002.

As required by the Remuneration Report Regulations, a resolution to approve the Directors' Remuneration Report will be proposed at the forthcoming Annual General Meeting of the Company at which the financial statements will be approved. The vote will have advisory status, will be in respect of the remuneration policy and overall remuneration packages and will not be specific to individual levels of remuneration.

Remuneration Committee

The Board has established a Remuneration Committee comprising G. W. Gurry and N. G. Clark.

Executive Remuneration Policy

The Group aims to ensure that the executive remuneration arrangements are in line with the Group's overall practice on pay and benefits and having regard to the size and nature of the business, are competitive and designed to attract, retain and motivate executive directors of high calibre.

Basic Annual Salary

The basic salary of each director is determined by taking into account the director's experience, responsibility, value to the organisation and mutual value. In deciding appropriate levels, the Committee takes account of information from various sources, both internal and external, to ensure that the level of basic salary is appropriate.

Annual Bonus

The Committee establishes the objectives for each financial year where a cash bonus might be paid. The Committee believes that any incentive should be tied to the overall profitability and progress of the Group. No bonus payments were made during the year.

Long Term Incentive Plans

The Company has no long term incentive plans for executive directors.

Benefits in Kind

The executive directors receive certain benefits in kind, principally a car and private medical insurance.

Pension Arrangements

All executive directors except G W Gurry are members of the Company's defined benefit pension scheme. The Company's contribution to the scheme is 12.1% of salary for all members. Life insurance cover and widows death in service cover is provided under the scheme. No Company contributions were made towards the money purchase pension scheme during the year.

Share Options

No separate share option scheme exists purely for executive directors and they therefore only participate in share option plans that are eligible to all employees. The Committee believes that share option schemes for all employees maximise shareholder value over time and therefore no specific performance conditions attach to the number of options granted to executive directors on an individual basis.

Remuneration (audited)

Individual directors' remuneration was as follows:

	2004				2003			
	Salary	Benefits in kind	Total	Pension contributions	Salary	Benefits in kind	Total	Pension contributions
	£	£	£	£	£	£	£	£
G. W. Gurry	132,000	19,284	151,284	-	132,000	18,278	150,278	-
N. G. Clark	227,998	45,968	273,966	25,760	230,000	43,549	273,549	25,760
G. J. Bates	155,000	28,601	183,601	17,360	155,000	32,074	187,074	17,360
C. A. Gurry	155,000	21,734	176,734	15,120	135,000	20,893	155,893	15,120
R. J. Shashoua	25,600	-	25,600	-	16,000	-	16,000	-
	695,598	115,587	811,185	58,240	668,000	114,794	782,794	58,240

The actual benefits made available to G. W. Gurry and C. A. Gurry did not change during the year and the increase in benefit value shown above is entirely due to higher taxation assessments.

Included in the benefits in kind in respect of N. G. Clark and G. J. Bates is £18,750 and £7,000 respectively being one-off non-cash benefits comprising a motor vehicle as a result of them foregoing the on-going benefit of a company car.

Share Options (audited)

The following directors had interests in options to subscribe for ordinary shares as follows:

	Number of options at 1st April 2003	Exercised during year	Granted during the year	Number of options at 31st March 2004	Exercise price	Market price at date of exercise	Exercise date
G. W. Gurry	-	-	-	-	-	-	-
N. G. Clark	20,000	20,000	-	-	£1.47½	£2.95	26th June 2000 to 25th May 2004
	15,000	10,250	-	4,750	£2.92½	£3.30	14th June 2003 to 13th May 2007
	-	-	15,000	15,000	£3.35	-	18th March 2007 to 17th March 2011
G. J. Bates	15,000	10,250	-	4,750	£2.92½	£3.30	14th June 2003 to 13th May 2007
	-	-	15,000	15,000	£3.35	-	18th March 2007 to 17th March 2011
C. A. Gurry	15,000	15,000	-	-	£1.47½	£2.95	26th June 2000 to 25th May 2004
	15,000	10,250	-	4,750	£2.92½	£3.54	14th June 2003 to 13th May 2007
	-	-	15,000	15,000	£3.35	-	18th March 2007 to 17th March 2011
R. J. Shashoua	-	-	-	-	-	-	-
	80,000	65,750	45,000	59,250			

Options are granted at an exercise price not less than the market price on the last dealing day prior to the date of grant and, under normal circumstances, remain exercisable between the third and seventh anniversaries of the date of grant. The share option schemes cover all Group employees, not just the directors. Further details are provided in note 19 to the financial statements.

The market price of the Company's shares on 31st March 2004 was 325p (2003 - 135p) and the range for the year was 135p to 357.5p.

Pensions (audited)

The Group operates several pension schemes throughout the United Kingdom and overseas in which some of the directors are included. Full details of these schemes are given in note 10 to the financial statements.

The number of directors who were members of pension schemes operated by the Company was:

	2004 No.	2003 No.
Money Purchase Scheme	4	4
Defined Benefit Scheme	3	3

The following directors were members of the defined benefit scheme operated by the Company during the year. Pension entitlements and corresponding transfer values increased as follows during the year:

	Total accrued pension at 31 March 2004 £	Increase in accrued pension £	Transfer value of net increase in accrual over period £	Transfer value of accrued pension at 31 March 2003 £	Transfer value of accrued pension at 31 March 2004 £	Total change in transfer value during period £
N. G. Clark	87,847	3,833	184,239	488,371	681,810	193,439
G. J. Bates	66,951	2,487	191,654	544,216	742,070	197,854
C. A. Gurry	13,200	240	27,833	54,798	86,591	31,793

Non-Executive Directors

The fees payable to non-executive directors are designed to recognise the responsibility and reward the expertise and ability of the individual.

Directors' Service Contracts

No director has a service contract with the Company nor are they appointed for a specific term of office. Directors are subject to reappointment at the first Annual General Meeting after their appointment and thereafter, apart from the Managing Director, one third of the remaining directors shall retire by rotation at the Annual General Meeting.

Company's Performance

The graph below shows the total shareholder return on a holding of shares in the Company as against the average total shareholder return of the companies comprising the FTSE All Share Index for the last five years. The FTSE All Share Index was selected because it was the only index with data available for five years which in the opinion of the Board is most appropriate for the Company for the purpose of a benchmark.


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CML
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On behalf of the Board of Directors
Nigel G. Clark
Director and Company Secretary
17th June 2004

Corporate GOVERNANCE

Principles of Good Governance

Directors

The Group is led and controlled by an effective Board, which comprises four executive directors and one independent non-executive director.
George Gurry performs the roles of both Chairman and Chief Executive, although the close involvement in all operational matters of the other executive directors ensures that there is an appropriate balance of power and authority.
Board meetings are held on a regular basis and all directors participate in the key areas of decision making, including the appointment of new directors, although there is no separate nomination committee due to the current size of the Board. The Board receives timely information on all material aspects about the Group to enable it to discharge its duties.

The Board does not have a formal schedule of matters specifically reserved to it for decision. There is no agreed formal procedure for the directors to take independent professional advice at the Company's expense.
All directors except for George Gurry submit themselves for re-election at the Annual General Meeting at regular intervals. There are no specific terms of appointment for non-executive directors.

Remuneration Committee

The Remuneration Committee consists of the Chairman and Finance Director who are responsible for considering and approving terms of service, remuneration, bonuses, share options and other benefits of all directors. This is done having regard to the size and nature of the business and the importance of retaining and motivating management.

Relations with Shareholders

The Chairman, Finance Director and Business Development Director are the Company's principal spokesmen with investors, fund managers, the press and other interested parties.
At the Annual General Meeting, private investors are given the opportunity to question the Board and to meet them afterwards.

Accountability and Audit

The Board believes that it presents a balanced and understandable assessment of the Group's position and prospects.
Due to the current size of the Board, the Company does not have an Audit Committee.
The Finance Director is responsible for reviewing the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors.

Internal Controls

The Combined Code specifies that the directors should at least annually conduct a review of the effectiveness of the Group's system of internal controls and should report to shareholders that they have done so. The review covers all controls including financial, operational, compliance and risk management.

The Group maintains systems of internal control to safeguard the shareholders' investment and the Group's assets, and to facilitate the effective and efficient operation of the Group. These systems enable the Group to respond appropriately and in a timely fashion, to significant business, operational, financial, compliance and other risks which may otherwise prevent the achievement of the Group's objectives. The Board has yet to carry out a full formal assessment of all business risks in line with published guidance by the Turnbull Committee and is therefore unable to state that it has adhered fully to the guidance on internal controls. However, the Board recognises that the Group operates in highly competitive markets that can be affected by factors and events outside its control and accordingly, a review of certain financial, operational and compliance risks covering both the UK and overseas businesses was undertaken during the year. The Board is committed to reducing risks arising, wherever possible and therefore intends to continually expand the scope of this review year by year.

The directors are also responsible for the Group's system of internal financial control. Although no system of internal financial control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and which are designed to provide effective internal financial control are as follows:

Management Structure - The Board of Directors meets regularly to discuss all material issues affecting the Group.

Investment Appraisal - The Group has a clearly defined framework for capital expenditure requiring approval by key personnel and the Board where appropriate.

Budgets and Forecasts - Budgets and forecasts are approved by the Board for each individual subsidiary and are reviewed regularly and updated where necessary throughout the year.

The Board has reviewed the effectiveness of the system of internal financial control as it has considered the major business risks and the control environment. No significant control deficiencies were reported during the year. No weaknesses in internal financial control have resulted in any material losses, contingencies or uncertainty.

Code of Best Practice

In implementing the principles of good governance in accordance with the above statements, the Company has complied throughout the year ended 31st March 2004 with the Code of Best Practice contained within the Combined Code in all respects other than those as follows:

Code provision A. 1. 2	The Board does not have a formal schedule of matters specifically reserved to it for decision.
Code provision A. 1. 3	There is no formal agreed procedure for the directors to take independent professional advice at the Company's expense.
Code provision A. 3. 1	The non-executive director comprises less than one third of the Board.
Code provision A. 6. 1	There are no specific terms of appointment for the non-executive director.
Code provision B. 2. 1	The remuneration committee does not consist exclusively of non-executive directors.
Code provision D. 3. 1	An audit committee has not been established.

Going Concern

The directors have reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Report OF THE INDEPENDENT AUDITORS

To the members of CML Microsystems Plc

We have audited the financial statements on pages 14 to 33 which have been prepared under the accounting policies as set out on pages 18 and 19. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report under the headings remuneration, share options and pensions ("the auditable part").

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and United Kingdom accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Report of the Directors, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the Corporate Governance Statement and the Results in US Dollars. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the auditable part of the Directors' Remuneration Report.

Opinion

In our opinion:

the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31st March 2004 and of the Group loss for the year then ended; and

the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985.

BAKER TILLY
Registered Auditor
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

17th June 2004

PROFIT AND LOSS ACCOUNT
for the year ended 31st March 2004

	Notes	From Operations excluding Acquisitions £	From Acquisitions £	2004 £	2003 £
Turnover	2	12,553,668	3,768,023	16,321,691	12,387,140
Cost of sales	3	(4,198,016)	(1,800,665)	(5,998,681)	(4,064,233)
Gross Profit		8,355,652	1,967,358	10,323,010	8,322,907
Distribution costs and administrative expenses	3	(8,530,142)	(1,859,430)	(10,389,572)	(9,634,239)
Exceptional goodwill written off	11	-	(1,170,768)	(1,170,768)	-
		(174,490)	(1,062,840)	(1,237,330)	(1,311,332)
Other operating income	3	253,583	-	253,583	732,836
Operating Profit/(Loss)		79,093	(1,062,840)	(983,747)	(578,496)
Interest receivable	6			125,677	256,035
Interest payable	6			(121,196)	-
Loss on Ordinary Activities before Taxation				(979,266)	(322,461)
Tax on loss on ordinary activities	7			208,595	402,656
(Loss)/Profit on Ordinary Activities after Taxation					
Parent company				143,779	942,147
Subsidiary undertakings				(914,450)	(861,952)
				(770,671)	80,195
Minority interests				(4,169)	(3,045)
(Loss)/Profit for the Financial Year				(774,840)	77,150
Proposed dividend	8			(1,554,143)	(1,535,428)
Retained Loss for the Year	20			(2,328,983)	(1,458,278)
(Loss)/Earnings per Share					
Basic	9			(5.28)p	0.53p
Diluted	9			(5.28)p	0.53p
Statement of Total Recognised Gains and Losses					
(Loss)/Profit for the financial year				(774,840)	77,150
Unrealised surplus on revaluation of properties				-	985,604
Currency translation differences on foreign currency net investments				(1,017,390)	(746,937)
Total gains and losses recognised since last Report and Accounts				(1,792,230)	315,817

Turnover and operating profit/(loss) in the current year and prior year all derive from continuing operations.

BALANCE SHEET
at 31st March 2004

	Notes	2004 £	2004 £	2003 £	2003 £
Fixed Assets					
Intangible assets	11		3,512,305		-
Tangible assets	11		9,671,475		9,936,905
			13,183,780		9,936,905
Current Assets					
Stocks	13	1,784,261		1,325,768	
Debtors	14	3,387,498		2,479,604	
Investments	15	6,933,510		8,255,376	
Cash at bank and in hand		1,479,599		1,343,660	
		13,584,868		13,404,408	
Creditors: Amounts falling due within one year	16	(9,484,710)		(3,324,535)	
Net Current Assets			4,100,158		10,079,873
Total Assets less Current Liabilities			17,283,938		20,016,778
Provisions for liabilities and charges	18		(584,574)		(573,379)
Net Assets			16,699,364		19,443,399
Capital and Reserves					
Called up share capital	19		740,068		731,029
Convertible warrants	20		240,433		-
Share premium account	20		3,589,606		3,240,909
Capital redemption reserve	20		254,730		254,730
Revaluation reserve	20		985,604		985,604
Profit and loss account	20		10,881,709		14,228,082
Shareholders' Funds	20		16,692,150		19,440,354
Minority interests			7,214		3,045
			16,699,364		19,443,399

Approved by the Board on 17th June 2004 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors

CASH FLOW STATEMENT
for the year ended 31st March 2004

	Notes	2004 £	2004 £	2003 £	2003 £
Net cash (outflow)/inflow from operating activities	24		(595,649)		14,878
Returns on investments and servicing of finance					
Interest received		125,677		256,035	
Interest paid		(121,196)		-	
			4,481		256,035
Taxation					
UK corporation tax refunded		567,890		(61,931)	
Overseas tax (paid)/refunded		(239,234)		185,071	
			328,656		123,140
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(171,166)		(351,575)	
Proceeds from sale of tangible fixed assets		4,776		12,470	
			(166,390)		(339,105)
Acquisitions					
Purchase of subsidiary undertaking	24	(3,415,495)		-	
Cash acquired with subsidiary undertaking	24	187,605		-	
			(3,227,890)		-
Equity dividends paid			(1,535,161)		(1,535,161)
Net cash outflow before financing			(5,191,953)		(1,480,213)
Financing					
Issue of ordinary share capital		357,737		3,760	
New bank loan		4,377,499		-	
			4,735,236		3,760
Decrease in cash	24		(456,717)		(1,476,453)

BALANCE SHEET
at 31st March 2004

	Notes	2004 £	2004 £	2003 £	2003 £
Fixed Assets					
Investments	12		7,140,890		1,633,072
Tangible assets	11		8,330,860		8,402,728
			15,471,750		10,035,800
Current Assets					
Debtors	14	4,763		21,608	
Investments	15	2,992,709		-	
Cash at bank and in hand		151,231		304,594	
		3,148,703		326,202	
Creditors: Amounts falling due within one year	16	(6,245,379)		(1,796,588)	
Net Current Liabilities			(3,096,676)		(1,470,386)
Total Assets less Current Liabilities			12,375,074		8,565,414
Provisions for liabilities and charges	18		(720,928)		(676,456)
Net Assets			11,654,146		7,888,958
Capital and Reserves					
Called up share capital	19		740,068		731,029
Convertible warrants	20		240,433		-
Share premium account	20		3,589,606		3,240,909
Capital redemption reserve	20		254,730		254,730
Merger reserve	20		315,800		315,800
Revaluation reserve	20		985,604		985,604
Profit and loss account	20		5,527,905		2,360,886
Shareholders' Funds	20		11,654,146		7,888,958

Approved by the Board on 17th June 2004 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors

1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards.

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

a Basis of accounting

The financial statements have been prepared under the historical cost convention with the exception of investment properties which are carried at valuation.

b Turnover

Turnover represents the total amount receivable by the Group for sale of its products to third parties, excluding Value Added Tax.

c Basis of consolidation

These financial statements incorporate the financial statements of the Company and its subsidiary undertakings using the acquisition method of accounting. The results of acquired subsidiary undertakings are included from the date of acquisition. No profit and loss account is presented for CML Microsystems Plc as provided by Section 230(3) of the Companies Act 1985.

d Goodwill

Purchased goodwill is capitalised, classified as an asset and amortised over its useful economic life. Prior to the introduction of FRS 10, "Goodwill and Intangible Assets", the Group's policy for goodwill arising on acquisition of a subsidiary undertaking was to write it off directly against reserves.

e Tangible Fixed Assets

All tangible fixed assets, other than investment properties, are stated at historical cost.

Depreciation is provided on all tangible fixed assets other than freehold land and investment properties at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:

Freehold and long leasehold premises		-2% straight line
Short leasehold premises		-period of the lease
Plant and equipment:	Fixtures and fittings	-20% reducing balance
	Other equipment	-20% & 25% straight line
Motor vehicles		-25% straight line

Investment properties are revalued annually by the directors and every third year by independent Chartered Surveyors on an existing use, open market basis. No depreciation is provided on freehold investment properties or on leasehold investment properties where the unexpired lease term exceeds 20 years.

Investment properties are accounted for in accordance with SSAP 19, "Accounting for Investment Properties", which provides that these should not be subject to periodic depreciation charges, but should be shown at open market value. This is contrary to the Companies Act 1985 which states that, subject to any provision for depreciation or diminution in value, fixed assets are normally to be stated at purchase price .

The treatment of investment properties under the Companies Act does not give a true and fair view as these assets are not held for consumption in the business but as investments, the disposal of which would not materially affect any trading operations of the enterprise. In such a case it is the current value of these investments, and changes in that current value, which are of prime importance. Consequently, for proper appreciation of the financial position, the accounting treatment required by SSAP 19 is considered appropriate for investment properties.

Details of the current value and historical cost information for investment properties are given in Note 11.

f Stocks

Stocks are valued on a first in, first out basis and are stated at the lower of cost and net realisable value. In respect of work in progress and finished goods, cost comprises direct materials, direct labour and a proportion of overhead expenses appropriate to the business.

g Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occured at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recoverable against suitable taxable profits in the future.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

h Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rates ruling at the date of the transactions. All differences are taken to the profit and loss account.

The financial statements of the overseas subsidiaries are translated into sterling at the rate of exchange ruling at the balance sheet date. Translation differences are dealt with through reserves.

i Research and development

Research and development expenditure is charged to the profit and loss account when it is incurred.

j Investments

Fixed asset investments are stated at cost less any provision for diminution in value. Investments held as current assets are stated at the lower of cost and net realisable value.

k Pensions

Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

The expected cost of pensions in respect of the Group's defined benefit pension scheme is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the scheme. Variations from the regular cost are spread over the remaining service lives of current employees in the scheme.

l Operating leases

Rental payments under operating leases are charged to the profit and loss account on a straight line basis.

2 TURNOVER

The turnover for the year derives from the same class of business as noted in the report of the directors.

	2004	2003
	£	£
Geographical classification of turnover:		
United Kingdom	1,329,103	1,323,313
Rest of Europe	3,219,274	3,017,643
Far East	7,009,670	5,114,943
Americas	3,127,360	1,687,851
Others	1,636,284	1,243,390
	16,321,691	12,387,140

Further segmental information has not been given since, in the opinion of the directors, this might be seriously prejudicial to the commercial interests of the Group.

3 OPERATING LOSS

	2004	2004	2003	2003
Operating loss is stated	£	£	£	£
after charging or crediting:				
Cost of sales				
Depreciation		103,776		62,558
Distribution costs		2,193,274		1,967,278
Administrative expenses				
Depreciation	470,858		562,005	
Auditors' remuneration	90,139		76,545	
Auditors' non audit fees	37,125		15,500	
Rentals under operating leases:				
Land and buildings	161,630		105,293	
Other operating leases	112,255		23,572	
Research and development	2,816,512		2,276,048	
Other expenses	4,507,779		4,607,998	
		8,196,298		7,666,961
		10,389,572		9,634,239
Other operating income:				
Rental income		252,778		219,690
Profit on sale of tangible fixed assets		-		5,800
Profit from repayment of debt previously provided		-		500,000
Other income		805		7,346
		253,583		732,836

	2004	2003
Auditors' remuneration	£	£
Group auditors	64,000	59,000
Other auditors	26,139	17,545
	90,139	76,545

	2004	2003
Auditors' non audit fees	£	£
Pension scheme audits	2,000	2,000
Corporation tax compliance	30,500	12,000
Share options scheme advice	3,125	-
Company secretarial services	1,500	1,500
	37,125	15,500

4 EMPLOYEES

	2004	2003
Staff costs, including directors, during the year amounted to:	£	£
Wages and salaries	7,002,923	6,464,392
Social security costs	653,715	534,916
Other pension and health care costs	837,624	968,097
	8,494,262	7,967,405

The average number of employees, including directors, during the year was:	2004	2003
	No.	No.
Administration	43	32
Engineering	71	61
Manufacturing	71	74
Selling	34	35
	219	202

5 DIRECTORS' EMOLUMENTS

Directors' emoluments	2004 £	2003 £
Remuneration (including fees)	811,185	782,794
Gains on the exercise of share options	65,596	-
Pension contributions - defined benefit scheme	58,240	58,240
	935,021	841,034

Emoluments in respect of the highest paid director amounted to:

	2004 £	2003 £
Remuneration	273,966	273,549
Gains on the exercise of share options	33,344	-
Pension contributions - defined benefit scheme	25,760	25,760
	333,070	299,309

Further details on directors' emoluments can be found in the Directors' Remuneration Report.

6 INTEREST RECEIVABLE AND PAYABLE

	2004 £	2003 £
Interest on repayment of tax	21,191	-
Bank interest receivable	104,486	256,035
	125,677	256,035
Bank interest payable	121,196	-

7 TAX ON LOSS ON ORDINARY ACTIVITIES

(a) Analysis of tax credit in period	2004 £	2003 £
Current tax		
UK corporation tax on results of the period	(373,786)	(539,621)
Adjustment in respect of previous periods	-	(31,725)
	(373,786)	(571,346)
Foreign tax on results of the period	153,996	126,995
Total current tax (note 7(b))	(219,790)	(444,351)
Deferred tax		
Origination and reversal of timing differences	11,195	41,695
Tax credit on loss on ordinary activities	(208,595)	(402,656)

The UK corporation tax credit arising on the results for the year relates to the claiming of research and development tax credits

7 TAX ON LOSS ON ORDINARY ACTIVITIES (continued)

(b) Factors affecting tax credit for period
Tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%).
The differences are explained below:

	2004 £	2003 £
Loss on ordinary activities before tax	(979,266)	(322,461)
Loss on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2003: 30%)	(293,780)	(96,738)
Effects of:		
Expenses not deductible/(income not taxable) for tax purposes	137,153	(147,408)
Capital allowances more than depreciation	(38,438)	(52,623)
Research and development tax credits	8,604	(118,352)
Other timing differences	(2,100)	-
Trading losses to carry forward	26,942	23,786
Higher tax rates on earnings in the USA	9,634	5,108
Lower tax rates on earnings in Singapore	(44,326)	(26,399)
Tax losses utilised	(23,479)	-
Adjustments to tax charge in respect of previous periods	-	(31,725)
Current tax credit for period (note 7(a))	(219,790)	(444,351)

(c) Factors that may affect future tax charges
No provision has been made for deferred tax on gains recognised on revaluing investment properties to their market value. Such tax would become payable only if the properties were sold without it being possible to claim rollover relief. The total amount unprovided for is £295,000. At present, it is not envisaged that any tax will become payable in the foreseeable future.

8 PROPOSED DIVIDEND

	2004 £	2003 £
10.5p per Ordinary share of 5p (2003 - 10.5p per Ordinary share of 5p)	1,554,143	1,535,428

9 (LOSS)/EARNINGS PER ORDINARY SHARE

The calculation of basic and diluted (loss)/earnings per share is based on the (loss)/earnings attributable to ordinary shareholders, divided by the weighted average number of shares in issue during the year.

	Loss 2004 £	Weighted average number of shares 2004	Loss per share 2004 p	Earnings 2003 £	Weighted average number of shares 2003	Earnings per share 2003 p
Basic and diluted (loss)/earnings per share	(774,840)	14,672,977	(5.28)	77,150	14,619,941	0.53

10 PENSIONS

The Group has continued to account for pensions in accordance with SSAP 24. The disclosures given below are those required by that standard. FRS 17 Retirement Benefits was issued in November 2000 but will not be fully mandatory for the Group and the Company until the year ended 31st March 2006. Prior to this, phased transitional disclosures are required. The required disclosures are shown below.

The Group operates several pension schemes in the UK and the US. The majority of the Group's employees in the UK are members of a defined benefit scheme and the majority of the Group's employees in the US are in a 401(k) trustee profit sharing plan. All schemes are administrated by Trustees and are independent of the Group's finances.

10 PENSIONS (continued)

The latest triennial actuarial valuation of the defined benefit scheme in the UK at 1st April 2002, using the projected unit method, disclosed assets with a market value of £7,515,000, equivalent to 92% of the accrued liabilities, after allowing for expected future increases in earnings. The main actuarial assumptions used were: Investment return 6.75% p.a. pre-retirement, 5.75% post retirement; General growth in salaries 4.25% p.a.; Pensions accrued prior to 6th April 1997 will increase in payment at 3.0% p.a. compound; Limited price indexation 3.0% p.a. with a minimum of 3.0%; Early leaver indexation 2.75% p.a. As at 1st April 2002 the Minimum Funding Requirement ("MFR") calculation showed a funding level of 124%.The total contributions to the schemes over the year was:

Pension costs	2004 £	2003 £
UK defined benefit pension scheme:		
Regular cost	548,370	593,075
Variations from regular cost	-	-
Total UK defined benefit pension cost	548,370	593,075
UK defined contribution pension cost	89,521	40,909
US 401(k) profit sharing plan	108,493	125,383
	746,384	759,367

Pension disclosures under FRS 17

The Group operates a defined benefit scheme in the UK. The triennial actuarial valuation carried out as at 1st April 2002 has been updated to 31st March 2004 by a qualified independent actuary. The major assumptions used by the actuary were (in nominal terms):

	2004	2003	2002
Pensionable salary growth	3.00%	3.00%	3.00%
Pension escalation in payment			
(Limited Price Indexation with a minimum of 3%)	3.00%	3.00%	3.00%
Discount rate	5.50%	5.50%	6.00%
Inflation assumption	2.75%	2.25%	2.75%

Additionally the actuary has made allowance for improved life expectancy of future pensioners within the FRS17 disclosures as at 31st March 2004 and this has led to a significant increase to the present value of the liabilities. In broad terms, the actuary has assumed that life expectancy will increase by 4 years for male members and 5 years for female members.

The scheme was closed to new members on 1st April 2002 and employees have the option of joining a defined contribution scheme. Under the projected unit method of valuation, the current service cost will increase as members approach retirement.

On full compliance with FRS17 on the basis of the above assumptions, the amounts which would have been charged to the profit and loss account and the statement of total recognised gains and losses for the year to 31st March 2004 and 31st March 2003 are as follows:

Profit and loss account	2004 £	2003 £
Operating loss		
- current service cost	(433,000)	(395,000)
- total operating charge	(433,000)	(395,000)
Other finance income		
- expected return on pension scheme assets	487,000	528,000
- interest on pension scheme liabilities	(551,000)	(488,000)
- net return	(64,000)	40,000
Statement of total recognised gains and losses		
Actual return less expected return on pension scheme assets	918,000	(2,000,000)
Experience gains and losses arising on the scheme liabilities	450,000	70,000
Changes in assumptions underlying the present value of scheme liabilities	(1,251,000)	(1,047,000)
Net actuarial gain/(loss) recognised in statement of total recognised gains and losses	117,000	(2,977,000)

10 PENSIONS (continued)

History of experience gains and losses:	For the year to 31st March 2004	For the year 31st March 2003
Difference between expected and actual return on scheme assets:	£918,000	£(2,000,000)
- as a percentage of scheme assets	11%	(30%)
Experience gains and losses on scheme liabilities:	£450,000	£70,000
- as a percentage of present value of scheme liabilities	4%	1%
Total amount recognised in Statement of Total Recognised Gains and Losses:	£117,000	£(2,977,000)
- as a percentage of present value of scheme liabilities	1%	(30%)

The assets in the scheme and the expected rates of return were:

	2004 Value £	Expected rate of return %	2003 Value £	Expected rate of return %	2002 Value £	Expected rate of return %
Equities	6,016,000	8.00	4,295,000	8.00	4,780,000	7.25
Bonds (including Gilts)	1,353,000	5.00	1,315,000	5.00	1,820,000	5.75
Property	626,000	7.00	685,000	7.00	670,000	7.25
Cash	509,000	4.00	280,000	4.00	230,000	4.00
Total market value of assets	8,504,000		6,575,000		7,500,000	
Present value of scheme liabilities	(11,597,000)		(9,795,000)		(7,900,000)	
Deficit in the scheme	(3,093,000)		(3,220,000)		(400,000)	
Related deferred tax asset	927,900		966,000		120,000	
Net pension liability	(2,165,100)		(2,254,000)		(280,000)	

The analysis of the movement in the scheme deficit during the year calculated in accordance with FRS17 is as follows:

	2004 £	2003 £
Deficit at 1st April 2003	(3,220,000)	(400,000)
Movement in year:		
Current service cost	(433,000)	(395,000)
Contributions paid by employer	507,000	512,000
Other finance income	(64,000)	40,000
Actuarial gain/(loss)	117,000	(2,977,000)
Deficit at 31st March 2004	(3,093,000)	(3,220,000)

Under the projected unit method of actuarial valuation prescribed by FRS17 the current service cost will increase as the members of the scheme approach retirement.
If the pension scheme deficit calculated as above in accordance with FRS17 had been recognised in the financial statements the company's net assets and profit and loss account reserves would have been disclosed as follows:

	2004 £	2003 £
Net assets excluding pension deficit	16,699,364	19,443,399
Pension deficit (net of deferred tax)	(2,165,100)	(2,254,000)
Net assets including pension deficit	14,534,264	17,189,399
Profit and loss account reserves excluding pension deficit	10,881,709	14,228,082
Pension deficit (net of deferred tax)	(2,165,100)	(2,254,000)
Profit and loss account reserves including pension deficit	8,716,609	11,974,082

11 FIXED ASSETS

Tangible Assets

	Investment Properties £	Freehold Land and Buildings £	Short Leasehold Buildings £	Plant and Equipment £	Motor Vehicles £	TOTAL £
Group						
Cost/Valuation						
At 1st April 2003	3,150,000	6,311,331	17,753	9,632,933	647,779	19,759,796
Additions	-	8,476	-	386,101	-	394,577
Disposals	-	(150)	-	(36,409)	(90,899)	(127,458)
Exchange difference	-	(108,120)	-	(254,478)	(1,993)	(364,591)
At 31st March 2004	3,150,000	6,211,537	17,753	9,728,147	554,887	19,662,324
Depreciation						
At 1st April 2003	-	672,355	16,609	8,664,991	468,936	9,822,891
Charge for the year	-	89,735	1,144	361,863	121,892	574,634
Relating to disposals	-	-	-	(36,283)	(82,138)	(118,421)
Exchange difference	-	(61,054)	-	(225,290)	(1,911)	(288,255)
At 31st March 2004	-	701,036	17,753	8,765,281	506,779	9,990,849
Net Book Value						
At 31st March 2004	3,150,000	5,510,501	-	962,866	48,108	9,671,475
At 31st March 2003	3,150,000	5,638,976	1,144	967,942	178,843	9,936,905

	Investment Properties £	Freehold Land and Buildings £	TOTAL £
Company			
Cost			
At 1st April 2003	3,150,000	5,538,474	8,688,474
Disposals	-	(150)	(150)
At 31st March 2004	3,150,000	5,538,324	8,688,324
Depreciation	-	285,746	285,746
Charge for the year	-	71,718	71,718
At 31st March 2004	-	357,464	357,464
Net Book Value			
At 31st March 2004	3,150,000	5,180,860	8,330,860
At 31st March 2003	3,150,000	5,252,728	8,402,728

Investment Properties in both the Group and Company comprise £1,710,000 of freehold land and buildings and £1,440,000 of long leasehold property.

The historical cost and accumulated depreciation of freehold and long leasehold land and buildings included within investment properties at valuation is £2,791,505 and £627,109 respectively giving a net historical cost book value of £2,164,396.

The properties were professionally valued by Fenn Wright Surveyors and Estate Agents on an existing use, open market basis at £3,150,000 as at 31st March 2003. The directors consider this valuation to still be appropriate as at 31st March 2004.

11 FIXED ASSETS (continued)

Intangible Assets

Group	Goodwill
	£
Cost	
At 1st April 2003	-
Additions (Note 12)	4,683,073
At 31st March 2004	4,683,073
Amortisation	
At 1st April 2003	-
Charge for the year	1,170,768
At 31st March 2004	1,170,768
Net Book Value	
At 31st March 2004	3,512,305
At 31st March 2003	-

The goodwill arising on the acquisition of Hyperstone AG is being written off over 36 months.

12 FIXED ASSET INVESTMENTS

	Group 2004	Group 2003	Company 2004	Company 2003
	£	£	£	£
Cost of investment in subsidiary undertakings:				
At 1st April 2003	-	-	1,222,975	1,222,973
Additions	-	-	3,655,928	2
At 31st March 2004	-	-	4,878,903	1,222,975
Advances to subsidiary undertakings				
At 1st April 2003	-	-	410,097	551,434
Increase/(reduction) in advances	-	-	1,851,890	(141,337)
At 31st March 2004	-	-	2,261,987	410,097
Net Book Value				
At 31st March 2004	-	-	7,140,890	1,633,072

On 2nd July 2003, the company entered into an agreement to acquire 98.86% of the issued share capital of Hyperstone AG for £3,614,478 (including £93,474 of expenses), comprising cash and warrants. The final consideration to acquire the remaining 1.14% of Hyperstone AG totalled £41,450.

12 FIXED ASSET INVESTMENTS (continued)

In calculating the goodwill arising on acquisition, the fair value of net assets of Hyperstone AG have been assesed and adjustments from book value have been made where necessary. These adjustments are summarised in the following table:

	Book value	Alignment of accounting policy	Other	Fair value
	£	£	£	£
Fixed assets				
Tangible	223,411	-	-	223,411
Intangible	508,396	(508,396)	-	-
Current assets				
Stocks	320,396	-	-	320,396
Debtors	2,377,033	-	-	2,377,033
Cash	214,397	-	-	214,397
Total assets	3,643,633	(508,396)	-	3,135,237
Creditors due within one year	(3,525,753)	-	(636,629)	(4,162,382)
Net assets/(liabilities)	117,880	(508,396)	(636,629)	(1,027,145)

	£
Cash (including expenses of £93,474)	3,415,495
Convertible warrants	240,433
Net liabilities acquired	1,027,145
Goodwill arising on acquisition (Note 11)	4,683,073

(1) *The alignment of accounting policy relates to the write off of licences for research and development.*
(2) The other adjustment relates to the recognition of liabilities to former shareholders payable out of future profits.

The results of Hyperstone AG prior to acquisition were as follows:

	1st January 2003 to 1st July 2003 £ '000	Year ended 31st December 2002 £ '000
Turnover	1,694	2,636
Operating (loss)/profit	(124)	112
Net interest	(1)	1
(Loss)/profit on ordinary activities before taxation	(125)	113
Tax on ordinary activities	-	-
(Loss)/profit for the period	(125)	113

12 FIXED ASSET INVESTMENTS (continued)

Details of the principal subsidiary undertakings of the Company are as follows:

Name	Country of incorporation	Percentage held		Holding
CML Microsystems Inc.	USA	100%	Trading in USA	Direct
CML Microcircuits (UK) Limited	England	100%	Trading in England	Direct
CML Microcircuits (USA) Inc.	USA	100%	Trading in USA	Indirect
Integrated Micro Systems Limited	England	100%	Trading in England	Direct
CML Microcircuits (Singapore) Pte Ltd	Singapore	100%	Trading in Singapore	Direct
Radio Data Technology Limited	England	100%	Trading in England	Direct
Applied Technology (UK) Limited	England	100%	Trading in England	Direct
Hyperstone AG	Germany	100%	Trading in Germany	Direct
Hyperstone Inc.	USA	100%	Trading in USA	Indirect

All of the above companies are involved in the design, manufacture and marketing of specialised electronic devices for use in the telecommunications, radio and data communications industries.

13 STOCKS

	Group 2004 £	Group 2003 £
Raw materials	611,518	768,820
Work in progress	788,060	298,678
Finished goods	384,683	258,270
	1,784,261	1,325,768

14 DEBTORS

	Group 2004 £	Group 2003 £	Company 2004 £	Company 2003 £
Amounts falling due within one year:				
Trade debtors	2,675,363	1,790,131	-	-
Other debtors	228,322	62,747	132	2,858
Corporation Tax recoverable	424,605	545,322	-	-
Prepayments and accrued interest	59,208	81,404	4,631	18,750
	3,387,498	2,479,604	4,763	21,608

15 CURRENT ASSET INVESTMENTS

	Group 2004 £	Group 2003 £	Company 2004 £	Company 2003 £
Bank and Certificates of Deposit	6,933,510	8,255,376	2,992,709	-

16 CREDITORS

Amounts falling due within one year	Group 2004 £	Group 2003 £	Company 2004 £	Company 20032 £
Bank loans and overdrafts	4,545,721	-	4,377,499	-
Trade creditors	1,236,477	571,309	-	-
Dividends payable	1,554,143	1,535,161	1,554,143	1,535,161
Corporation tax	251,953	257,232	88,208	88,208
Other taxation and social security costs	456,566	399,360	96,109	85,743
Other creditors	1,148,095	123,139	77,021	39,978
Accruals and deferred income	291,755	438,334	52,399	47,498
	9,484,710	3,324,535	6,245,379	1,796,588

Included within bank loans and overdrafts is a bank loan of £4,377,499 which is secured by a first legal charge over a US dollar deposit amount of $4,000,000.

17 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Financial Instruments

The Group's financial instruments comprise cash balances, current asset investments and items such as trade debtors and trade creditors that arise directly from its operations.
Financial instruments such as investments in and advances to subsidiary undertakings and short term debtors and creditors have been excluded from the disclosures below.

The Group has little exposure to credit and cash flow risk. It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate/liquidity risk and foreign currency risk. The policies for managing these risks are summarised below and have been applied throughout the year.

Interest Rate/Liquidity Risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The directors regularly review the placing of cash balances.

The gross overdraft facility provided by the Group's principal bankers is £500,000 which is subject to renewal annually.

Foreign Currency Risk

The Group has overseas operations in Germany, the USA and Singapore. As a result, the Group's sterling balance sheet could be affected by movements in the Euro, US dollar and Singapore dollar to sterling exchange rates. The Group has no significant currency exposure generating gains or losses within the profit and loss account. Foreign currency assets and liabilities generate no gain or loss in the profit and loss account because they are denominated in the currency of the Group operation to which they belong. At 31st March 2004, the Group had net monetary assets denominated in foreign currencies of £3.135 million (2003 £7.65 million), approximately 69% (2003 67%) of which were denominated in US dollars.

Financial Assets

	Floating Rate 2004 £	Floating Rate 2003 £
Sterling	621,330	3,130,934
US Dollar	7,565,030	5,532,085
Singapore Dollar	16,315	936,017
Euro	210,434	-
	8,413,109	9,599,036

The floating rate assets consist of short term cash deposits.
The fair value of the Group's financial assets are considered to be the same as this carrying value.

Financial Liabilities

	Floating Rate 2004 £	Floating Rate 2003 £
Sterling	4,377,499	-
Euro	168,222	-
	4,545,721	-

The principal financial liabilities includes a bank loan denominated in sterling which bears interest at a rate of 0.375% above LIBOR and is capable of repayment by the company giving three months notice.

18 PROVISIONS FOR LIABILITIES AND CHARGES

Provision for deferred taxation is:	Group		Company	
	2004	2003	2004	2003
	£	£	£	£
Accelerated capital allowances	667,085	602,243	722,428	677,956
Tax losses carried forward	(79,511)	(23,786)	-	-
Other timing differences	(3,000)	(5,078)	(1,500)	(1,500)
	584,574	573,379	720,928	676,456
Provision at 1st April 2003	573,379	531,684	676,456	626,279
Deferred tax charged in profit and loss account for year (note 7)	11,195	41,695	44,472	50,177
Provision at 31st March 2004	584,574	573,379	720,928	676,456

19 SHARE CAPITAL

	2004	2003
	£	£
Authorised		
25,000,000 Ordinary shares of 5p each (2003 - 25,000,000 Ordinary shares of 5p each)	1,250,000	1,250,000
Issued		
14,801,362 Ordinary shares of 5p each (2003 - 14,620,578 Ordinary shares of 5p each)	740,068	731,029

During the year 180,784 Ordinary Shares of 5p each were issued for a total consideration of £357,736 as a result of directors and employees exercising share options.

Share options

On 28th July 1993 the Company approved at the Annual General Meeting a share option scheme with 1,835,000 Ordinary shares of 5p each available for issue. At 31st March 2004 options had been granted on 1,261,815 Ordinary shares of 5p each (2003 - 1,261,815 Ordinary shares of 5p each) from the scheme.

On the 2nd August 2000 the Company approved at the Annual General Meeting a second scheme, which was United Kingdom Inland Revenue Approved. This scheme was amended and re-approved at the Extraordinary General meeting held on 10th February 2004. At 31st March 2004 options had been granted on 791,555 Ordinary Shares of 5p each from the scheme (2003 - 245,735 Ordinary shares of 5p each).

Under the two schemes the Company has the authority to grant options over up to 10% of the issued share capital.

The number of shares over which options remained in force at the year end and their exercise period and price was:

	Ordinary Shares of 5p each	
	2004	2003
	No.	No.
From 26th June 2000 to 25th May 2004 at £1.47½	8,000	106,539
From 10th August 2002 to 9th July 2006 at £0.95	-	15,000
From 14th June 2003 to 13th May 2007 at £2.92½	258,205	335,425
From 18th March 2007 to 17th March 2011 at £3.35	545,820	-

20 OTHER SHAREHOLDERS' FUNDS

	Group		Company	
	2004	2003	2004	2003
Convertible warrants	£	£	£	£
At 1st April 2003	-	-	-	-
Issued in year	240,433	-	240,433	-
At 31st March 2004	240,433	-	240,433	-

As part of the consideration to acquire Hyperstone AG, 119,363 convertible warrants were issued and are convertible into the same amount of ordinary shares of 5p each in CML Microsystems Plc. 50% of the warrants are convertible on 2nd January 2005 and the remainder on 2nd July 2006.

20 OTHER SHAREHOLDERS' FUNDS (continued)

	Group		Company	
	2004	2003	2004	2003
	£	£	£	£
Share premium account				
At 1st April 2003	3,240,909	3,237,277	3,240,909	3,237,277
Issue of Ordinary shares of 5p each	348,697	3,632	348,697	3,632
At 31st March 2004	3,589,606	3,240,909	3,589,606	3,240,909
Capital redemption reserve				
At 1st April 2003 and 31st March 2004	254,730	254,730	254,730	254,730
Merger reserve				
At 1st April 2003 and 31st March 2004	-	-	315,800	315,800
Revaluation Reserve				
At 1st April 2003 and 31st March 2004	985,604	985,604	985,604	985,604
Profit and loss account				
At 1st April 2003	14,228,082	16,433,297	2,360,886	2,454,167
Translation exchange difference	(1,017,390)	(746,937)	-	-
	13,210,692	15,686,360	2,360,886	2,454,167
Retained (loss)/profit for the year	(2,328,983)	(1,458,278)	3,167,019	(93,281)
At 31st March 2004	10,881,709	14,228,082	5,527,905	2,360,886

At 31st March 2004, cumulative goodwill written off against Group reserves amounted to £1,716,494 (2003 - £545,726)

Reconciliation of movements in equity shareholders' funds

	Group		Company	
	2004	2003	2004	2003
	£	£	£	£
Total recognised gains and losses relating to the year	(1,792,230)	315,817	4,721,162	2,427,751
Dividends proposed	(1,554,143)	(1,535,428)	(1,554,143)	(1,535,428)
	(3,346,373)	(1,219,611)	3,167,019	892,323
New share capital subscribed	357,736	3,760	357,736	3,760
Convertible warrant shares	240,433	-	240,433	-
Net (decrease)/increase in shareholders' funds	(2,748,204)	(1,215,851)	3,765,188	896,083
Opening shareholders' funds	19,440,354	20,656,205	7,888,958	6,992,875
Closing shareholders' funds	16,692,150	19,440,354	11,654,146	7,888,958

21 CAPITAL COMMITMENTS

Capital commitments which have been contracted for but for which no provision has been made in these financial statements are £nil (2003 - £nil).

22 CONTINGENT LIABILITIES

The Company has given guarantees to third parties amounting to £100,000 (2003 - £100,000).

23 OPERATING LEASE COMMITMENTS

At 31st March 2004 the Group was committed to make the following payments during the next year in respect of operating leases.

	Land and Buildings		Other	
	2004	2003	2004	2003
	£	£	£	£
Leases which expire within 1 year	32,220	38,720	3,600	-
Leases which expire within 2 to 5 years	90,100	26,767	138,612	129,012
Leases which expire after 5 years	34,635	34,635	-	-
	156,955	100,122	142,212	129,012

24 NOTES TO THE GROUP CASH FLOW STATEMENT

	2004	2003
	£	£
Reconciliation of operating loss to net cash flow from operating activities.		
Operating loss	(983,747)	(578,496)
Depreciation	574,634	624,563
Goodwill amortisation	1,170,768	-
Loss/(profit) on sale of tangible fixed assets	4,261	(5,800)
(Increase)/decrease in stocks	(138,097)	306,707
Decrease/(increase) in debtors	1,265,999	(125,639)
Decrease in creditors	(2,489,467)	(206,457)
Net cash (outflow)/inflow from operating activities	(595,649)	14,878

Reconciliation of net cash flow to movement in net funds.	2004	2003
	£	£
Decrease in cash in the year	(456,717)	(1,476,453)
Cash inflow from increase in loans	(4,377,499)	-
Translation difference	(897,432)	(697,866)
Movement in funds in the year	(5,731,648)	(2,174,319)
Funds at 1st April 2003	9,599,036	11,773,355
Funds at 31st March 2004	3,867,388	9,599,036

Analysis of changes in funds.	Funds at 1st April 2003	Cashflow	Exchange movement	Funds at 31st March 2004
	£	£	£	£
Cash at bank and in hand	1,343,660	262,208	(126,269)	1,479,599
Current asset investments	8,255,376	(550,703)	(771,163)	6,933,510
Bank overdrafts	-	(168,222)	-	(168,222)
	9,599,036	(456,717)	(897,432)	8,244,887
Loans due within one year	-	(4,377,499)	-	(4,377,499)
	9,599,036	(4,834,216)	(897,432)	3,867,388

24 NOTES TO THE GROUP CASH FLOW STATEMENT (continued)

Summary of the effects of acquisition on cash flow

The net outflow of cash arising from the acquisition of Hyperstone AG was as follows:

	£
Cash consideration (note 12)	3,415,495
Cash acquired	(187,605)
Net outflow of cash	3,227,890

The subsidiary undertaking acquired during the year contributed a deficit of £1,644,459 to the group's net operating cash flows, paid £28,758 in respect of interest and paid £272 in respect of taxation.

25 LISTINGS

CML Microsystems Plc Ordinary shares are traded on the Official List of the London Stock Exchange. They are also traded in the form of American Depositary Shares ("ADS's") as evidenced by American Depositary Receipts ("ADR's") in the United States on the over-the-counter market. The ADR's are administered by The Bank of New York, American Depositary Receipts Department, 22nd Floor, 101 Barclay Street, New York, NY 10286.
(SEAQ number: *11508# : CUSIP Number: 125822 20 5).

26 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were formally approved by the Board of Directors on 17th June 2004.

Results IN US DOLLARS

UNDER UK ACCOUNTING PRINCIPLES

	2004	2003
	$	$
Revenue	29,996,004	19,580,352
Loss before tax	(1,799,696)	(509,714)
Net Income per ADR	-	$0.83
Assets		
Cash	15,461,612	15,173,196
Accounts receivable	4,916,782	2,829,660
Inventories	3,279,115	2,095,641
Prepaid expenses	108,812	128,675
Other receivables	1,199,949	961,175
Total current assets	24,966,270	21,188,347
Property, plant, equipment and goodwill	24,229,151	15,707,266
Total assets	49,195,421	36,895,613
Liabilities		
Bank loan	8,354,126	-
Accounts payable	2,272,397	903,068
Other accounts payable and accrued expenses	3,485,233	1,518,789
Income taxes	463,039	406,607
Dividends proposed and accrued	2,856,204	2,426,629
Total current liabilities	17,430,999	5,255,093
Deferred income taxes	1,074,330	906,340
Total liabilities	18,505,329	6,161,433
Shareholders' equity		
Ordinary shares	1,360,097	1,155,538
Convertable warrants	441,868	-
Share premium	6,596,978	5,122,905
Revaluation reserve	1,811,343	1,557,944
Capital redemption reserve	468,143	402,652
Retained earnings	19,998,405	22,490,329
Total shareholders' equity	30,676,834	30,729,368
Total liabilities and shareholders' equity	49,182,163	36,890,801

The exchange rate used to translate the 2004 figures is that ruling at the 2004 balance sheet date £1 = $1.8378 (2003 - £1 = $1.5807).

Results

UNDER US ACCOUNTING PRINCIPLES

Reconciliation to US Accounting Principles

The following is a summary of the estimated adjustments to profit and shareholders' funds which would be required if US GAAP had been applied instead of UK GAAP.

Profit attributable to shareholders

	2004 £000	2003 £000	2004 $000	2003 $000
(Loss)/profit attributable to shareholders as reported in the Group profit and loss account	(775)	77	(1,423)	122
Estimated adjustments				
Goodwill amortisation	1,040	(13)	1,911	(21)
Estimated profit attributable to shareholders (net income) as adjusted to accord with US GAAP	265	64	488	101

(Loss)/Earnings	Per Share	Per Share	Per ADR	Per ADR
Primary	(5.28)p	0.53p	$(0.19)	$0.02

Shareholders' funds	2004 £000	2003 £000	2004 $000	2003 $000
Shareholders' funds as reported in the Group balance sheet	16,692	19,440	30,677	30,729
Estimated adjustments				
Capitalisation of goodwill	546	546	1,003	863
Cumulative amortisation of goodwill	900	(140)	1,654	(221)
Dividends	1,534	1,535	2,821	2,426
Estimated Ordinary shareholders' equity as adjusted to accord with US GAAP	19,672	21,381	36,155	33,797

The following are the main differences between UK GAAP and US GAAP which have an effect on the presentation of the Group net income and shareholders' equity of CML Microsystems Plc.

a Goodwill

Under UK GAAP CML has in earlier years written off goodwill, representing the excess of cost over the fair value attributable to the net assets acquired, directly to reserves in the year of acquisition. US GAAP requires that goodwill be recorded on the balance sheet as an intangible asset. The goodwill is required to be amortised over its estimated useful life or a period not to exceed 40 years. For the purpose of US GAAP, CML is amortising goodwill on a straight line basis principally over 40 years.

b Proposed Final Dividends

Under UK GAAP, dividends proposed after the end of an accounting period in respect of that accounting period are deducted in arriving at retained earnings at the end of that period. US GAAP does not recognise proposed final dividends as a reduction of retained earnings as they are declared after the year end.

c Earnings per Ordinary Share

In CML's Group financial statements, basic earnings per Ordinary share are calculated on the net income basis and are computed using the weighted average number of Ordinary shares in issue during the year. Under US GAAP, primary earnings per share are computed using the weighted average number of Ordinary and Ordinary share equivalents outstanding during each year. Ordinary share equivalents include Ordinary shares issuable upon the exercise of share options.

An ADR is equal to two Ordinary shares of the Company.

Notice is hereby given that the Annual General Meeting of CML Microsystems Plc will be held at Greenwoods Estate, Stock Road, Stock, Essex, CM4 9BE on Wednesday 28th July 2004 at 12.00 noon to transact the following business:

ORDINARY BUSINESS
Ordinary Resolutions

1 To receive and adopt the Company's financial statements and the reports of the directors and auditors for the year ended 31st March 2004.

2. To receive and approve the Directors' Remuneration Report for the year ended 31st March 2004.

3 To declare a dividend for the year ended 31st March 2004.

4 To re-elect C. A. Gurry who retires from the Board by rotation.

5 To re-appoint Baker Tilly as auditors and authorise the directors to approve their remuneration.

SPECIAL BUSINESS
Ordinary Resolution

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

To renew the authority as given in the general meeting on 30th July 2003 to the Company to make market purchases of the Ordinary shares of 5p each in the capital of the Company as follows:

That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of the Ordinary shares of 5p each in the capital of the Company provided that:

(i) the maximum number of Ordinary shares hereby authorised to be acquired is 2,191,500 shares or shares amounting to 14.99% of the issued share capital, whichever is the less;

(ii) the minimum price which may be paid for such shares is the nominal value of 5p per share;

(iii) the maximum price which may be paid for such shares is, in respect of a share contracted to be purchased on any day, an amount equal to 105 per cent of the average price of business done, as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(iv) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) unless and to the extent that such authority is renewed or extended prior to or on such date and

(v) the Company may make a contract to purchase its own shares under the authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Special Resolution

To consider, and if thought fit, pass the following resolution as a Special Resolution:

The powers of the directors pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined by Section 94 of the Companies Act 1985) in accordance with the general authority for the purpose of Section 80 of the Companies Act 1985 given by Ordinary Resolution passed at the Annual General Meeting of the Company held on 2nd August 2000 as if Section 89(1) of the Companies Act did not apply to the allotment, be and are hereby renewed for a period commencing on the date of the passing of this Resolution and expiring on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) up to a nominal amount of £36,500.

Oval Park
Langford, MALDON
Essex CM9 6WG

By order of the Board
N.G. Clark Secretary
17th June 2004

General Notes

A member who is entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him.
A proxy need not also be a member of the Company. A proxy card is enclosed.
It is proposed to pay the dividend, if approved, on 30th July 2004 to shareholders registered on 2nd July 2004.

INFORMATION

CML Microsystems Plc Share Price - for year ended 31st March 2004


£4
£3
£2
£1
Mar 2004

FTSE 100 Index - for year ended 31st March 2004


2003
Mar 2004

TechMark 100 Index - for year ended 31st March 2004


100
900
700
500
2003
Mar 2004

inancial Calendar

2004	
28th July	Annual General Meeting
30th July	Dividend payment date (subject to approval at Annual General Meeting)
30th September	Half-year end
23rd November	Anticipated date for Interim Results
2005	
31st March	Year end
14th June	Anticipated date for preliminary announcement of Year-end 2005 Results

Contact Information

CML Microsystems Plc.
Oval Park
Langford
MALDON
Essex
CM9 6WG
England

Tel: +44 (0)1621 875500
Fax: +44 (0)1621 875606
e-mail: group@cmlmicroplc.com
Web: www.cmlmicroplc.com

Microsystems Plc

Oval Park - Langford - Maldon - Essex - CM9 6WG - England
Telephone +44 (0)1621 875500 - Facsimile +44 (0)1621 875606
e-mail: group@cmlmicroplc.com - http://www.cmlmicroplc.com